2015 Proxy Memo: TIME WARNER Shareholder Resolution: Oversight of Products That Endanger Young People

Time Warner Shareholder Resolution

Executive Summary

As You Sow has asked Time Warner to amend the Board of Directors’ Nominating and Governance Committee Charter to provide oversight and disclosure of products that endanger young people’s well-being, or could impair the company’s reputation. Community and family values are integral to Time Warner, who is the parent company of Warner Bros., a leading distributor of films that are viewed by young people.

The Proposal relates to the Board’s role in the Company’s management of risk. Since the company faces material risk which has not been adequately managed by the Board, shareholders will immediately benefit from this Proposal.

Resolution

Resolved: Stockholders request that the Board amend the Nominating and Governance Committee Charter (or add an equivalent provision to another Board Committee Charter) to include:
Providing oversight and public reporting concerning the formulation and implementation of policies and standards to determine transparent criteria on which company products continue to be distributed that:
1)	especially endanger young people’s well-being;
2)	have the substantial potential to impair the reputation of the Company; and/or
3)	would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brands.

Time Warner is At Risk of Reputational Damage

Community and family values are integral to Time Warner’s promotion of its various brands. The company is also a leading distributor of films that are viewed by young people.

Smoking is the single largest cause of preventable premature death in the US population, and if smoking persists at the current rate among youth in this country, 5.6 million of today’s Americans younger than 18 years of age are projected to die prematurely from a smoking-related illness. This represents about one in every 13 Americans aged 17 years or younger who are alive today.1 This public health crisis is increasingly connected with Time Warner by media, medical professionals, and policymakers, as Time Warner is one of six major film studios.

Smoking in Movies is a Public Health Crisis

1611 Telegraph Ave., Suite 1450 | Oakland, CA 94612 | www.asyousow.org

2015 Proxy Memo: TIME WARNER Shareholder Resolution: Oversight of Products That Endanger Young People

Although the issue of smoking in movies has long drawn the attention of public health officials, in the least three years the US Surgeon General and Centers for Disease Control and Prevention have given careful epidemiological analysis to the issues as a public health problem. In 2012, the US Surgeon General issued a report, Preventing Tobacco Use Among Youth and Young Adults,2 which concluded: “[T]obacco is the leading cause of preventable and premature death, killing an estimated 443,000 Americans each year” and “[C]igarette smoking costs the nation $96 billion in direct medical costs and $97 billion in lost productivity annually.”3 The report notes that a seven-year decline in youth and young adult smoking rates has stalled, and that more than 80% of adult smokers begin smoking by 18 years of age.4 As summarized by the Surgeon General in the 2014 report, The Health Consequences of Smoking—50 Years of Progress:
The 2012 Surgeon General’s report concluded that there is a causal relationship between depictions of smoking in movies and initiation of smoking among young people [emphasis added] (USDHHS 2012). The report based this conclusion on a large body of epidemiologic, behavioral, and experimental data. Subsequently, additional evidence shows a dose-response relationship between frequency of exposure to onscreen smoking images in movies and increased risk of smoking initiation….
Additionally, based on the actual mix of films that adolescents viewed, it has been estimated that reducing in-theater exposures from a current median of about 275 annual exposures per adolescent from PG-13 movies down to approximately 10 or less would reduce the prevalence of adolescent smoking by 18% (95% CI, 14–21%) (Sargent et al. 2012).

***

 Youth-rated movies delivered 20.4 billion impressions to domestic theatrical audiences in 2005 (Figure 14.3B). This exposure dropped by 73%, to 5.5 billion in 2010, then rebounded to 14.9 billion impressions in 2012. Of the youth-rated impressions that year, 99% (14.8 billion/14.9 billion) were delivered by PG-13 movies. While R-rated films on average include more smoking than PG-13 films, youth are much less likely to view R-rated films than PG-13 films; as a result, youth receive about three times the absolute exposure to smoking images from PG-13 films than R-rated films (Sargent et al. 2012).

In 2014, the CDC consolidated and summarized available information on the magnitude of the public health impact of smoking in children’s movies:

“In 2012, the Surgeon General concluded that exposure to onscreen smoking in movies causes young people to start smoking. Because of this exposure to smoking in movies:

6.4 million children alive today will become smokers, and 2 million of these children will die prematurely from diseases caused by smoking.

Between 2002 and 2013: Almost half (45%) of top-grossing movies in the United States were rated PG-13.

6 of every 10 PG-13 movies (61%) showed smoking or other tobacco use.

Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly 1 in 5 (18%) and prevent one million deaths from smoking among children alive today.”5 [emphasis added]

In support of the Surgeon General’s report, thirty-eight state Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, stating: “Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it.”6

Time Warner’s Reputational Damage is Increasing

1611 Telegraph Ave., Suite 1450 | Oakland, CA 94612 | www.asyousow.org

2015 Proxy Memo: TIME WARNER Shareholder Resolution: Oversight of Products That Endanger Young People

The need for appropriate corporate governance to address Time Warner’s reputational risks arising from this public concern is reinforced by statements of The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization, who have all publicly supported the above Surgeon General’s statements. In recent years, the American Academy of Pediatrics spoke with Paramount (owned by Viacom) executives about the smoking in the animated film Rango (PG, 2011),7 and Groups joined State Attorney Generals in demanding changes in advertising and promotion of Universal Studios (owned by Comcast) film Rush (R, 2013) because of heavy Marlboro brand display.8

The media have made this issue a continual and frequent focus of editorials as well as news coverage. Editorials criticizing onscreen smoking have appeared in The New York Times, Los Angeles Times,9 The Boston Globe,10 USA Today,11 The Christian Science Monitor,12 and Newsday.13 As well as continuing coverage by these newspapers, stories about the issue of onscreen smoking have appeared in US14 media including Businessweek,15 New York magazine,16 San Francisco Chronicle,17 Scientific American,18 The Atlantic Monthly,19 The Philadelphia Enquirer,20 The Wall Street Journal,21 Time,22 CBS,23 CNN,24 PRI,25 and Associated Press.26 International coverage has included original reporting in China Daily, Daily Mail (UK), Financial Times (UK), Reuters, The Globe and Mail (Toronto), The Guardian (UK), The Independent (UK), The Telegraph (UK), and The Times of India. In addition to extensive media coverage, from 2008 to 2014, the NGO Smoke Free Movies published 51 distinct full-page ads (93 total placements) in The New York Times, Variety, State Legislatures, The Hollywood Reporter, and Roll Call.27 Time Warner is mentioned by name in the Surgeon General’s 2012 report and in media covering the release of the report, as well as CDC publications.

Time Warner also lags significantly behind one of its peers, The Walt Disney Company, with respect to the reduction or elimination of tobacco depictions in feature films. At Disney annual meeting on March 12, 2015, CEO Bog Iger announced a new “ironclad” commitment to eliminate all tobacco impressions in future youth-rated films.28

Board Oversight and Disclosure Is Appropriate and Warranted

Community and family values are integral to Time Warner’s brand. The above publications and statements have attracted significant publicity and linked Time Warner to concerns regarding young people’s health. Shareholders are concerned about the management of these risks and consider that Board level oversight is warranted to address these concerns.

Time Warner’s Corporate Responsibility webpage states: “We understand that our entertainment can have an impact on culture.” The webpage details examples of where the company has taken deliberate actions to address social issues through programming.29

As a governance issue, consistent, appropriate, and transparent Board oversight is required to balance company actions that impact young people’s well-being against the company’s reputation and brand value. This responsibility appears appropriate for the Nominating and Governance Committee.

Response to the Board of Directors’ Statement in Opposition

1611 Telegraph Ave., Suite 1450 | Oakland, CA 94612 | www.asyousow.org

2015 Proxy Memo: TIME WARNER Shareholder Resolution: Oversight of Products That Endanger Young People

In Time Warner’s 2015 Proxy Statement, the Board of Directors recommends against the resolution. However, the Board’s argument is not compelling and does not sufficiently address the material risks faced by the company. The following are statements by the Board and the Proponent’s response.

1.
“Time Warner’s film studios… are industry leaders with respect to the reduction or elimination of tobacco depictions in feature films and were one of the first major film studios to adopt a policy regarding the depiction of smoking in their feature films.”

Time Warner lags significantly behind one of its peers, The Walt Disney Company, with respect to the reduction or elimination of tobacco depictions in feature films, as mentioned previously. Time Warner’s policy permits smoking in films for “compelling creative” reasons, a loophole that makes the policy impossible to enforce objectively on a consistent basis.

Yearly data demonstrates that studio policies to discourage smoking in films are wildly volatile and ineffective in reducing the public health impacts caused by the studios’ films. In 2010, along with Disney and Universal Studios (owned by Comcast), Time Warner’s Warner Bros. studio eliminated nearly all smoking in its kid-rated films. After Warner Bros. President and COO Alan Horn was fired in 2011, smoking resurged in the studio’s films. In 2013, its films alone accounted for 44% of all tobacco impressions delivered by top-grossing, youth-rated films: 5.6 billion.30

2.
“From the adoption of the Policy in 2005 through 2014, the Studios have had no tobacco impressions in their G-rated films and have achieved a 95% reduction of such depictions in their PG and PG-13 rated films.”

The Board’s statement seems to confuse tobacco “impressions” with tobacco “incidents.” Impressions count the number of times a tobacco incident is seen by audience members. A movie with 100 tobacco incidents, seen by 5 million people, would deliver 500 million tobacco impressions (100 X 5 million). This is an audience exposure metric borrowed from advertising analysis. As a film producer and distributor, all of Time Warner’s resources are marshaled to make sure each of the company’s films reaches the largest possible audience; if the film contains smoking incidents, larger audiences ensure greater exposure to imagery proven to harm the health of children and adolescent viewers.

The following graphs show Time Warner’s youth-rated tobacco incidents and impressions trends:

1611 Telegraph Ave., Suite 1450 | Oakland, CA 94612 | www.asyousow.org

2015 Proxy Memo: TIME WARNER Shareholder Resolution: Oversight of Products That Endanger Young People

Image Sources: University of California, San Francisco, Center for Tobacco Control Research and Education, analysis of movie tobacco content data for films ranking in the top ten in box office earnings in any week of their first-run theatrical release, 2002-2014, provided by Thumbs Up! Thumbs Down!, a project of Breathe California of Sacramento-Emigrant Trails.

Tobacco imagery in Time Warner’s PG-13 movies persisted until 2010 and then resurged to pre-2005 levels in 2012 and 2013. In-theater tobacco impressions, an index of total audience exposure to movie smoking on all platforms, show a similar pattern: a decline from 2004 to 2008, and then large increases in 2009, 2011, 2012 and 2013.31

These charts indicate that Time Warner’s policy alone is insufficient to sustainably eliminate smoking from the movies that kids see most. Shareholders have no reason to expect that the progress seen in 2014 will be more sustained than the short-lasting progress seen in 2010.32 As recently as 2013, the majority of tobacco incidents in Time Warner’s top-grossing films (57%) occurred in youth-rated films. Also in 2013, Time Warner’s youth-rated films delivered more than 70% of the company’s tobacco impressions to audiences.33

1611 Telegraph Ave., Suite 1450 | Oakland, CA 94612 | www.asyousow.org

2015 Proxy Memo: TIME WARNER Shareholder Resolution: Oversight of Products That Endanger Young People

Since Time Warner adopted a policy in 2005, the company’s youth-rated films have delivered 22 billion in-theater tobacco impressions to domestic theater audiences alone — as many as were delivered by the company’s R-rated movies.34 Time Warner’s inconsistent performance over many years, along with other major studios, has been tracked by the CDC in its journal, Morbidity and Mortality Weekly Report (MMWR), and is also monitored by the CDC as a key public health surveillance indicator.35

3.	“The company has strong policies and practices that address the governance-related aspects of the proposal.”
And: “The Nominating and Governance Committee’s charter states that the Committee is responsible for overseeing the Company’s public policy and corporate social responsibility activities.”

As demonstrated above, the policies and practices that the Board refers to are insufficient to address the reputational risks posed by not having a clear, public policy addressing the impact on young people caused by tobacco depictions in movies.

4.
“The Company reports on its corporate social responsibility activities on its website, including providing the information regarding tobacco depictions in the Studio’s feature films and the creative reasons for these depictions…”

Time Warner reports on its policy for smoking in movies on two websites – the Time Warner website36 and the Warner Bros. website.37 The Warner Bros. website does not have data, except for a single data point from 2011 – before the significant adverse publicity created by the Surgeon General’s report. The Time Warner website links to Tobacco Depiction Data, which shows the number of depictions in 2013, but excludes key pieces of information, such as yearly comparison, peer comparisons, and total impressions. The third-party data covered in the previous section provides a much more complete and current analysis of Time Warner’s inconsistent performance.

Conclusion

Time Warner is exposed to material risk of reputation damage from significant adverse publicity due to the public health impacts of its products, specifically its youth-rated films. At present, there is a lack of transparency in the company’s reporting to shareholders about these risks. Tobacco imagery in youth-rated films will cause 1,000,000 deaths among children alive today, according to the Surgeon General and the CDC. Adopting this proposal to amend the Committee Charter would provide oversight and disclosure, increasing shareholder value by reducing material risk to the company’s reputation.

1 US Department of Health and Human Services. “Preventing Tobacco Use Among Youth and Young Adults: A Report of the Surgeon General”. Office of the Surgeon General. 2012. Web. 4 Nov. 2014. <http://www.surgeongeneral.gov/library/reports/preventing-youth-tobacco-use/full-report.pdf>.

1611 Telegraph Ave., Suite 1450 | Oakland, CA 94612 | www.asyousow.org

2015 Proxy Memo: TIME WARNER Shareholder Resolution: Oversight of Products That Endanger Young People

2 “Preventing Tobacco Use Among Youth and Young Adults” See preface: “Message from Kathleen Sebelius”
3 “Preventing Tobacco Use Among Youth and Young Adults” See preface: “Message from Kathleen Sebelius”
4 “Preventing Tobacco Use Among Youth and Young Adults” i
5 “Smoking and Tobacco Use: Smoking in the Movies [fact sheet]. US Centers for Disease Control and Prevention. Web 4 Nov 2014. http://www.cdc.gov//tobacco/data_statistics/fact_sheets/youth_data/movies/index.htm
6 National Association of Attorney Generals letter, May 10, 2012: http://www.naag.org/naag/media/naag-news/movie-studios-should-stop-depicting-smoking-in-youth-rated-movies.php
7 “Paramount's Rango, PG with Smoking, Poses Risk to Children.” American Academy of Pediatrics. 7 March 2001. Web. 21 Nov. 2014. http://www.aap.org/en-us/about-the-aap/aap-press-room/Pages/Paramount's-Rango,-PG-with-Smoking,-Poses-Risk-to-Children.aspx
8 “Health groups and AGs call on Universal to drop tobacco use and brand depiction from promo materials for movie "Rush".” Center for Tobacco Control Research and Education at the University of California San Francisco. 27 July 2013. Web. 21 Nov. 2014. http://www.tobacco.ucsf.edu/health-groups-and-ags-call-universal-drop-tobacco-use-and-brand-depiction-promo-materials-movie-rush
9 The editors. “Smoking in the movies.” Los Angeles Times 23 Aug. 2008. Web. 4 Nov. 2014. <http://www.latimes.com/opinion/editorials/la-ed-smoking23-2008aug23-story.html>.
10 The editors. “Don’t show any butts in PG-13.” The Boston Globe 28 Aug. 2010. Web. 4 Nov. 2014. <http://www.boston.com/bostonglobe/editorial_opinion/editorials/articles/2010/08/28/dont_show_any_butts_in_pg_13/>.
11 The editors. “Smoky ‘Rango’ leaves bad taste.” USA Today [McLean, VA] 17 March 2011. Web. 4 Nov. 2014. <http://usatoday30.usatoday.com/news/opinion/editorials/2011-03-16-editorial16_ST1_N.htm>.
12 The editors. “Why Hollywood movies with smoking scenes need an R rating.” The Christian Science Monitor [Boston, MA] 23 Aug. 2010. Web. 4 Nov. 2014. <http://www.csmonitor.com/Commentary/Editorial-Board-Blog/2010/0823/Why-Hollywood-movies-with-smoking-scenes-need-an-R-rating>.
13 The editors. “Deglamorize smoking.” Newsday [Melville, NY] 26 Nov. 2005. Web. 4 Nov. 2014. <http://www.newsday.com/opinion/deglamorize-smoking-1.564071>.
14 The editors. “Avatars don’t smoke.” The New York Times 7 January 2010. Web. 4 Nov. 2014. <http://www.nytimes.com/2010/01/08/opinion/08fri4.html>.
15 Roberts, Dexter. “China’s Movies are Still Clouded with Smoking.” Businessweek, 21 May 2014. Web. 4 Nov. 2014. <http://www.businessweek.com/printer/articles/202250-chinas-movies-are-still-clouded-with-cigarette-smoke>
16 Edelstein, David. “When humans fight back.” New York, 29 July 2011. Web. 4 Nov. 2014. < http://nymag.com/movies/reviews/cowboys-and-aliens-edelstein-review-2011-8/>.
17 Colliver, Victoria. “UCSF: Films Subsidized by State Subsidize Smoking.” San Francisco Chronicle, 24 Aug. 2011. Web. 4 Nov. 2014. <http://www.sfgate.com/bayarea/article/UCSF-Films-subsidized-by-state-promote-smoking-2333842.php>.
18 Khamsi, Roxanne. “Smoking is a Drag at the Box Office.” Scientific American, 10 Oct. 2011. Web. 4 Nov. 2014. < http://www.scientificamerican.com/article/smoking-drag-movie-profits/>.
19 Kruhly, Madeleine. “This Film Is Rated ‘R’ for Smoking.” The Atlantic Monthly, 11 July 2012. Web. 4 Nov. 2014. < http://www.theatlantic.com/health/archive/2012/07/this-film-is-rated-r-for-smoking/259690/>.
20 Golden, Janet. “Check-up: Pa. Subsidizes Films with Smoking.” The Philadelphia Enquirer, 22 Jan. 2014. Web. 4 Nov. 2014. http://www.philly.com/philly/health/20140126_Check_Up__Pa__subsidizes_films_featuring_smoking.html.
21 Schwartzel, Erich. “Coming Soon to a Theater Near You: E-Cigarettes.” The Wall Street Journal [New York City] 14 Sept. 2014. Web. 4 Nov. 2014. <http://online.wsj.com/articles/coming-soon-to-theaters-near-you-e-cigarettes-1410748204>.
22 Sifferlin, Alexandra. “Should Movies with Smoking be Rated ‘R’?” Time, 9 July 2012. Web. 4 Nov. 2014. <http://healthland.time.com/2012/07/09/should-movies-with-smoking-be-rated-r/>.
23 Git, Aliah. “Golden Globes’ Sexy Portrayal of E-Cigarettes Makes Lawmakers Smolder.” CBS: CBS This Morning, 16 Jan. 2014. Web. 4 Nov. 2014. <http://www.cbsnews.com/news/golden-globes-sexy-portrayal-of-e-cigarettes-makes-lawmakers-smolder/>.
24 Tapper, Jake. “Surgeon General: ‘Sex and the City,’ Movies that Glamorize Lighting Up Play a Factor in Rise in Smoking.” CNN: The Lead, 17 Jan. 2014. Web. 4 Nov. 2014. < http://thelead.blogs.cnn.com/2014/01/17/surgeon-general-report-smoking-sex-and-the-city/>.
25 Hockenberry, Bill. “Is the Tobacco Lobby Losing Its Grip?” Public Radio International: The Takeaway, 6 Feb. 2014. Web. 4 Nov. 2014. http://www.thetakeaway.org/story/future-tobacco-industry/.
26 Stobbe, Mike. “Movie Companies Snuff Onscreen Smoking.” Associated Press, 15 July 2011. Web. 4 Nov. 2014. < http://seattletimes.com/html/entertainment/2015609080_apussmokingmovies.html>.
27 Smoke Free Movies. “Our Ads.” UCSF School of Medicine. Web. 20 Nov. 2014. http://www.smokefreemovies.ucsf.edu/ourads
28 Hawkes, Rebecca. “Disney bans smoking in films.” The Telgraph. Published Mar 15 2015. http://www.telegraph.co.uk/culture/disney/11473326/Disney-bans-smoking-in-films.html
29 “Responsible Content | Time Warner Inc.” Time Warner. Accessed April 7 2015. http://www.timewarner.com/company/corporate-responsibility/telling-the-worlds-stories/responsible-content
30 Smoke-Free Movies. “Time Warner.” University of California San Francisco Center for Tobacco Control
Research and Education. Accessed Mar 25 2015. http://smokefreemovies.ucsf.edu/company/time-warner
31 University of California San Francisco (UCSF) Center for Tobacco Control Research and Education (CTCRE), analysis of movie tobacco content data for films ranking in the top ten in box office earnings in any week of their first-run theatrical release, 2002-2014, provided by Thumbs Up! Thumbs Down!, a project of Breathe California of Sacramento-Emigrant Trails. http://www.sacbreathe.org/tutd
32 UCSF Center for Tobacco Control Research and Education
33 UCSF Center for Tobacco Control Research and Education
34 UCSF Center for Tobacco Control Research and Education
35 US Centers for Disease Control and Prevention (CDC). “Morbidity and Mortality Weekly Report (MMWR).” Accessed Mar 26 2015. http://www.cdc.gov/mmwr/

1611 Telegraph Ave., Suite 1450 | Oakland, CA 94612 | www.asyousow.org

2015 Proxy Memo: TIME WARNER Shareholder Resolution: Oversight of Products That Endanger Young People

36 “Responsible Content.” Time Warner. Accessed Ma 26 2015. http://www.timewarner.com/company/corporate-responsibility/telling-the-worlds-stories/responsible-content
37 “Warner Bros. Entertainment Corporate Responsibility.” Warner Bros. Accessed Mar 26 2015. http://www.wbcitizenship.com/tobacco-in-films/

1611 Telegraph Ave., Suite 1450 | Oakland, CA 94612 | www.asyousow.org